14046148

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section

FEB 25 2014

Washington, DC 124

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43852

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 AND ENDING 12/31/13
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **SMBC Nikko Securities America, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

277 Park Avenue
(No. and Street)

New York	New York	10172
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Makoto Tagaya, President **(212) 224-5301**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
KPMG LLP
(Name – *if individual, state, last, first, middle name*)

345 Park Avenue	New York	New York	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ **Certified Public Accountant**
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Makoto Tagaya**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **SMBC Nikko Securities America, Inc.**, as of **December 31, 2013**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

LESLIE A. STERN
Notary Public-State of New York
No. 02ST6206119
Qualified in New York County
Commission Expires June 8, 2013

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SMBC NIKKO SECURITIES AMERICA, INC.
(An Indirect Wholly Owned Subsidiary of
Sumitomo Mitsui Banking Corporation)

Statement of Financial Condition

December 31, 2013

(With Report of Independent Registered Public Accounting Firm Thereon)

SMBC NIKKO SECURITIES AMERICA, INC.
(An Indirect Wholly Owned Subsidiary of
Sumitomo Mitsui Banking Corporation)

SEC
Mail Processing
Section
FEB 25 2014
Washington, DC
124

Table of Contents

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors
SMBC Nikko Securities America, Inc.:

We have audited the accompanying statement of financial condition of SMBC Nikko Securities America, Inc. (the Company) (an indirect wholly owned subsidiary of Sumitomo Mitsui Banking Corporation) as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the statement of financial condition (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly in all material respects, the financial position of SMBC Nikko Securities America, Inc. (the Company) (an indirect wholly owned subsidiary of Sumitomo Mitsui Banking Corporation) as of December 31, 2013, in accordance with U.S. generally accepted accounting principles.

KPMG LLP

February 21, 2014

SMBC NIKKO SECURITIES AMERICA, INC.
(An Indirect Wholly Owned Subsidiary of
Sumitomo Mitsui Banking Corporation)

Statement of Financial Condition

December 31, 2013

Assets

Cash and cash equivalents	$	127,046,216
Securities purchased under agreements to resell		991,519,506
Securities owned, at fair value (including security pledged of $14,997,514)		75,000,337
Receivable from brokers, dealers and clearing organizations		12,131,341
Receivable from affiliates		6,281,327
Furniture, equipment, and leasehold improvements, net of accumulated depreciation and amortization of $2,461,700		563,026
Deferred tax assets		1,676,633
Other assets		12,660,029
Total assets	$	1,226,878,415

Liabilities and Stockholders' Equity

Liabilities:		
Securities sold under agreements to repurchase	$	970,144,348
Payable to affiliates		4,006,998
Accounts payable, accrued expenses, and other liabilities		5,699,770
Total liabilities		979,851,116
Commitments and contingencies		
Subordinated debt		25,000,000
Stockholders' equity:		
Common stock:		
Class A, $0.10 par value. Authorized 50 shares; issued and outstanding 10 shares		1
Class B, $0.10 par value. Authorized 9,950 shares; issued and outstanding 1,250 shares		125
Class C, $0.10 par value. Authorized 10,000 shares; issued and and outstanding 905 shares		91
Additional paid-in capital		148,507,895
Retained earnings		73,519,187
Total stockholders' equity		222,027,299
Total liabilities and stockholders' equity	$	1,226,878,415

See accompanying notes to statement of financial condition.

(1) Organization

SMBC Nikko Securities America, Inc. (the Company or SMBC SI) is an indirect wholly owned subsidiary of Sumitomo Mitsui Banking Corporation (SMBC or the Parent). SMBC is a direct, wholly owned subsidiary of Sumitomo Mitsui Financial Group, Inc. (SMFG), which offers a diverse range of financial services to individuals and corporations.

Prior to June 17, 2013, SMBC owned 80% of the Class A common stock and 100% of the Class B common stock, SMBC Financial Services, Inc. (SMBC-FS), a wholly owned subsidiary of SMBC, owned 20% of the Class A common stock and SMBC Nikko Securities, Inc. (SMBC-Nikko), a wholly owned subsidiary of SMBC, owned 100% of the Class C common stock.

On June 17, 2013, SMBC and SMBC-Nikko acquired additional common stock through a capital contribution of cash. As a result of the additional capital contribution, SMBC owns 70% of the Class A common stock, 80% of the Class B common stock and 80% of the Class C common stock. SMBC-FS owns 10% of the Class A common stock, and SMBC-Nikko owns 20% of each of the Class A, Class B and Class C common stock.

Class A common stock, Class B common stock, and Class C common stock are identical in all respects and have equal rights and privileges, except as described in (c) below.

(a) Dividend rights on all classes of common stock may be declared and paid only to the extent of the assets of the Company legally available for the payment of dividends. The declaration and payment of dividends on all classes of common stock is at the sole discretion of the Board of Directors of the Company.

(b) Class dividends may be declared by the Board of Directors, in its sole discretion, payable exclusively to the holders of any of the respective classes of common stock, or to the holders of any or all such classes in equal or unequal amounts, notwithstanding the respective amounts available for dividends to each class, the respective voting and liquidation rights of each class, the amount of prior dividends declared on each class, or any other factor.

(c) The voting rights of each share of the Company's Class A common stock entitles the holder to one hundred (100) votes on any matter on which stockholders of the Company are entitled to vote. Each share of the Company's Class B common stock entitles the holder to point five zero two five one two six (.5025126) votes on any matter on which stockholders of the Company are entitled to vote. Lastly, each share of the Company's Class C common stock entitles the holder to one (1) vote on any matter on which stockholders of the Company are entitled to vote.

SMBC SI is registered as a broker dealer under the Securities Exchange Act of 1934, is a member of the Financial Industry Regulatory Authority (FINRA), and is also registered with the Municipal Securities Rulemaking Board. The Company was incorporated on August 8, 1990 and commenced operations in December 1991. The Company is exempt from the Securities and Exchange Commission (SEC) Rule 15c3-3 pursuant to provisions (k)(2)(i) and (ii) of such rule.

The Company engages in trading of U.S. government and agency securities, enters into repurchase and reverse repurchase agreements, provides services to assist in the sale of securities underwritten by other entities, and provides advisory services. The Company also provides corporate buy-back services to corporate clients, and acts as selling agent by selling Japanese Domestic Equity Offerings to clients. The Company also acts as an originator, placement, and facility agent in connection with the origination and servicing of asset-backed, secured lending, and asset purchase transactions on behalf of an affiliate. The Company's business lines also include brokerage services for certain debt and equity products, distribution of globally branded research reports, and merger and acquisition advisory services. The primary targets for these services are sophisticated institutional investors such as asset management companies, investment trusts, hedge funds, and trust banks.

On May 8, 2013, SMFG and SMBC received approval from the Board of Governors of the Federal Reserve System to become Financial Holding Companies ("FHC") under the U.S. Banking Holding Company Act. By obtaining FHC status, SMFG can significantly expand the scope of services it provides in the U.S. through SMBC SI, including the underwriting and trading of securities and other investment banking services. As a result, SMBC SI has started underwriting debt and equity securities.

(2) Significant Accounting Policies

(a) *Basis of Accounting*

The Company's statement of financial condition has been prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP). The preparation of the statement of financial condition requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the statement of financial condition. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable. Such estimates are subject to change in the future as additional information becomes available or previously existing circumstances are modified. Actual results could differ from those estimates.

(b) *Recently Issued Accounting Standards*

In December 2011, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) No. 2011-11, *Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities*. ASU 2011-11 requires an entity to disclose information about offsetting and related arrangements to enable users of the statement of financial condition to understand the effect of those arrangements on its financial position, and to allow investors to better compare the statement of financial condition prepared under U.S. GAAP with the statement of financial condition prepared under International Financial Reporting Standards (IFRS). The new standards are effective for annual periods beginning January 1, 2013, and interim periods within those annual periods. Retrospective application is required. The adoption of this ASU

had a disclosure impact on the Company's statement of financial condition as reflected in footnote (6).

In January 2013, the FASB issued ASU No. 2013-01, *Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities.* ASU No. 2013-01 limits the scope of ASU No. 2011-11 to derivatives, repurchase agreements, and securities lending transactions to the extent that they are (1) offset in the statement of financial condition or (2) subject to an enforceable master netting arrangement or similar agreement. The standard requires new disclosures that provide both gross and net information in the notes to the statement of financial condition for relevant assets and liabilities. This ASU does not change the existing offsetting eligibility criteria or the permitted balance sheet presentation for those instruments that meet the eligibility criteria. ASU No. 2011-11 is effective for annual reporting periods beginning on or after January 1, 2013. The adoption of this ASU had a disclosure impact on the Company's statement of financial condition as reflected in footnote (6).

(c) ***Cash and Cash Equivalents***

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents include demand deposits held in banks and overnight federal funds sold, which were $125,500,000 at December 31, 2013. The cash and cash equivalents were $127,046,216 as of December 31, 2013.

(d) ***Repurchase Agreements***

A reverse repurchase agreement (also known as a reverse repo) refers to a transaction that is accounted for as a collateralized lending in which the Company buys securities with an agreement to resell them to the counterparty at a stated price plus interest at a specified date or in specified circumstances. The receivable under a reverse repurchase agreement refers to the amount due from the counterparty for the repurchase of the securities from the Company.

A repurchase agreement (repo) refers to a transaction that is accounted for as a collateralized borrowing in which a counterparty sells those securities to the Company with an agreement to repurchase them at a stated price plus interest at a specified date or in specified circumstances. The payable under a repurchase agreement refers to the amount of the counterparty's obligation recognized for the future repurchase of the securities from the Company.

The market value of collateral accepted or pledged by the Company under reverse repurchase agreements and repurchase agreements was $991,486,195 and $959,731,514 respectively at December 31, 2013. Substantially all of the collateral accepted has been resold as collateral under repurchase agreements. All collateral received from counterparties are U.S. Treasury securities and valued daily, and should the market value of the securities received decline below the principal amount loaned plus, accrued interest; additional collateral is requested when appropriate.

(e) ***Furniture, Equipment, and Leasehold Improvements***

Furniture, equipment, and leasehold improvements are stated at cost, less accumulated depreciation and amortization. Depreciation on furniture and equipment is provided on a straight line basis over the assets' estimated useful lives, ranging from three to five years. Amortization on leasehold improvements is provided on a straight line basis over the lesser of the terms of the related leases or useful lives of the improvements.

(f) ***Income Taxes***

The Company provides for all income taxes in accordance with the asset-and-liability method of accounting required under FASB Accounting Standards Codification (ASC) Topic 740 *Income Taxes*. Under this method, deferred income taxes are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled.

It is the Company's policy that, pursuant to ASC 740, any state or local tax computed based on capital is considered a franchise tax.

(g) ***Securities Transactions***

Customers' securities transactions are recorded on a settlement-date basis. Securities transactions of the Company are recorded on a trade-date basis. Securities owned are carried at fair value.

At December 31, 2013, securities owned consist primarily of U.S. Treasury securities, of which $14,997,514 is pledged to a clearing organization as collateral.

(h) ***Foreign Currency Transactions***

Assets and liabilities denominated in non-U.S. dollar currencies are remeasured into U.S. dollar equivalents using year-end adjusted spot foreign currency rates.

(i) ***Compensation and Benefits***

The Company pays discretionary cash bonuses to its employees. Starting in 2012, certain cash bonuses are deferred over a service period of three years. An employee with a deferred bonus earns a portion of the cash bonus in each of the three years if they continue employment at the Company. All deferred cash bonuses have clawback provisions.

(3) Financial Instruments

The Company follows ASC 820, *Fair Value Measurement* (ASC 820), which defines fair value, establishes a framework for measuring fair value, and expands disclosure requirements. ASC 820, among other things, requires the Company to maximize the use of observable inputs and minimize

the use of unobservable inputs when measuring fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date.

As of December 31, 2013, the Company's financial instruments consist of securities purchased under agreements to resell (reverse repo), securities sold under agreements to repurchase (repo), and securities owned. The Company records reverse repo and repo agreements at contract prices, plus accrued interest, which approximates fair value. Securities owned are carried at fair value.

In determining fair value, the Company uses the market approach. Based on this approach, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk.

ASC 820 specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. In accordance with ASC 820, when considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

- Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.
- Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.
- Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

This hierarchy requires the use of observable market data when available. ASC Topic 825, *Financial Instruments* (ASC 825), requires disclosure of fair value information for assets and liabilities that are measured at fair value on a recurring or nonrecurring basis on the statement of financial condition after initial recognition, the valuation techniques, and inputs used to develop those measurements. As of December 31, 2013, the Company measured U.S. Treasury Securities at fair value on a recurring basis on the statement of financial condition.

Level 1 primarily consists of financial instruments whose value is based on quoted market prices. As of December 31, 2013, the Company has positions in U.S. Treasury Securities, which are classified as Level 1 with a fair value of $75,000,337.

As of December 31, 2013, the Company has no assets or liabilities measured at fair value on a recurring basis that it classifies as Level 2 or Level 3.

In determining the appropriate levels, the Company performs an analysis of the assets and liabilities that are subject to ASC 820. Based on the Company's analysis, the securities owned are based on quoted prices in active markets and are classified as Level 1.

(4) Related-Party Transactions

In the normal course of business the Company engages in transactions with SMBC and affiliated companies including SMBC New York Branch (SMBC-NY), SMBC Cayman Island Branch (SMBC-CIB), SMBC Nikko Securities, Inc. (SMBC-Nikko), SMBC Capital Markets, Inc. (SMBC-CM), SMBC Rail Services, LLC, Manhattan Asset Funding Company LLC, and SMBC Nikko Capital Markets Limited (SMBC-LTD). The nature of these relationships and a description of the transactions are disclosed below and throughout the notes.

The related-party transactions include but are not limited to trade execution, underwriting referral services, and advisory services. The following amounts related to transactions with SMBC and affiliated companies are included in the accompanying statement of financial condition:

Statement of financial condition:	
Cash and cash equivalents	$ 942,205
Securities purchased under agreements to resell	991,519,506
Receivable from affiliates	6,281,327
Other assets	750,486
Subordinated debt	25,000,000
Payable to affiliates	4,006,998

The Company has pledged cash collateral to SMBC-NY to secure any unsecured extensions of credit pursuant to Section 23A and 23B of the Federal Reserve Act. At December 31, 2013, such amount is $750,486.

The Company had a $25,000,000 subordinated loan agreement with SMBC-NY which had a initial maturity date of February 29, 2016, and interest was calculated based on three-month London Interbank Offered Rate (LIBOR) plus 60 basis points. This loan was repaid on June 28, 2013.

On July 31, 2013, the Company entered into a new $25,000,000 subordinated loan agreement with SMBC-CIB. The new loan matures on July 31, 2016, and bears interest at three-month LIBOR plus 60 basis points. The new subordinated loan has been approved as regulatory capital by the FINRA and constitutes part of the Company's net capital under the SEC Uniform Net Capital Rule 15c3-l (Rule 15c3-l), and may be repaid only if, after giving effect to such repayment, the Company meets the specified requirements of the SEC.

The Company has variable interests as defined by FASB ASC 810-10-65 in an affiliated variable interest entity (VIE) in the form of fees earned for providing facility and origination services to that entity. The Company has no assets or liabilities reported in its statement of financial condition as of December 31, 2013 that relate to the Company's variable interest in that VIE, and has no exposure to its losses. The Company is not the primary beneficiary of the VIE as defined by FASB ASC 810-10-65 as it does not have the power to direct the activities that most significantly impact the VIE's financial performance and has no obligations to absorb the VIE's losses. Such power and obligations are shared by other entities. As such, the Company does not consolidate the accounts of the VIE in the statement of financial condition.

(5) Commitments and Contingencies

On July 31, 2013, the Company entered into a committed and revolving line of credit with SMBC-CIB for $100 million. This credit facility is effective until July 31, 2015. Any borrowing will bear an interest rate agreed upon by SI and SMBC-CIB at the time of the advance. No amounts were drawn down under this facility as of December 31, 2013. The Company is obligated to pay a commitment fee on any unused amount of the revolving facility. The commitment fee payable is $34,444 as of December 31, 2013.

On July 1, 2013, the Company also entered into an uncommitted and revolving multicurrency credit line agreement with SMBC-CIB in an amount up to $1 billion at an interest rate determined by SMBC-CIB. This facility was put in place to ensure that the Company has adequate funds to meet its short-term liquidity needs. This credit facility is effective until June 30, 2014. No amounts were drawn down under this facility as of December 31, 2013.

The Company occupies office space under long-term noncancelable sublease agreements with SMBC, which expires on various dates through 2021. The rent payable by the Company under the sublease will be equal to its allocable share of the annual rent payable by SMBC under its prime lease.

Future minimum rentals under the sublease are estimated as follows:

2014	$ 1,514,655
2015	1,552,336
2016	1,608,326
2017	1,649,864
2018	1,691,040
2019 and thereafter	4,037,459
	$ 12,053,680

In 2010, the Company expanded its office space by taking over a lease from SMBC Nikko Securities, Inc., which expires on December 31, 2014.

Future minimum rentals under the assigned lease are estimated to be $272,067, which is all payable in 2014.

In the normal course of business, the Company enters into resale and repurchase agreements that settle at a future date. They are secured by U.S. government securities. These agreements do not meet the definition of a derivative, and therefore, are not recorded on the Statement of Financial Condition until settlement date. At December 31, 2013, the Company does not have any forward contracts.

The Company is involved in litigation arising in the normal course of business from time to time. It is management's opinion that there are no matters pending, which are probable of having a material adverse effect on the financial condition of the Company.

(6) Collateralized Transactions

The Company enters into reverse repurchase agreements and repurchase agreements to accommodate customers' needs and invest the Company's capital. The Company manages credit exposure arising from such transactions by, in appropriate circumstances, entering into master repurchase agreements with counterparties that provide the Company, in the event of a counterparty default (such as bankruptcy or a counterparty's failure to pay or perform), the right to net a counterparty's rights and obligations under such agreement and liquidate and setoff collateral against the net amount owed by the counterparty. The Company's policy is generally to take possession of securities purchased under agreements to resell, and to receive securities and cash posted as collateral (with rights of re-hypothecation). The following tables present information about the offsetting of these instruments and related collateral amounts.

Assets	Gross Amounts	Amounts Offset in the Statement of Financial Condition	Net Amounts Presented in the Statement of Financial Condition	Noncash collateral not offset in the Statement of Financial Condition	Net Amount
Securities purchased under agreements to resell	$991,519,506	$0	$991,519,506	$991,486,195	$33,311
Total	$991,519,506	$0	$991,519,506	$991,486,195	$33,311
Liabilities					
Securities sold under agreements to repurchase	$970,144,348	$0	$970,144,348	$959,731,514	$10,412,834
Total	$970,144,348	$0	$970,144,348	$959,731,514	$10,412,834

(7) Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company executes, settles, and finances securities transactions. These activities expose the Company to off-balance-sheet risk arising from the possibility that the counterparty may fail to satisfy its obligations. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to counterparties.

The Company provides trading, financing, and related services to a diverse group of domestic counterparties, including corporations and institutional investors. In connection with these activities, the Company enters into collateralized reverse repurchase and repurchase agreements that may result in significant credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations. The Company minimizes credit risk associated with these activities by

monitoring customer credit exposure and collateral values on a daily basis, and by requiring additional collateral to be deposited with or returned to the Company when deemed necessary.

(8) Net Capital Requirements

The Company, as a registered broker dealer in securities, is subject to the net capital requirements of SEC Rule 15c3-l. Effective January 1, 2000, the Company elected the alternative method for calculating net capital. This requires the Company to maintain minimum net capital of the greater of $250,000, or 2%, of aggregate debit items arising from customer transactions, as defined. As of December 31, 2013, the Company's net capital was $225,034,560, which exceeded the required minimum by $224,784,560.

(9) Income Taxes

The Company accounts for income taxes in accordance with ASC 740. The Company's deferred income tax assets as of December 31, 2013 relate primarily to tax basis differences on employee bonus accrual and depreciation. The Company evaluates its uncertain tax positions and the related tax reserves in accordance with the framework set out under ASC 740. ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the amount of benefit that represents a greater than 50% likelihood of being realized upon ultimate settlement. As of December 31, 2013, the Company has no unrecognized tax benefits and has accrued no interest or penalties with respect to any tax positions taken.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes. The Company's deferred tax assets as of December 31, 2013 are as follows:

Employee bonus accrual	$	1,567,799
Depreciation		108,834
Deferred tax assets	$	1,676,633

Although realization is not assured for the above deferred tax assets, management believes it is more likely than not that they will be realized through future taxable earnings and, accordingly, has not recorded a valuation allowance as of December 31, 2013.

All years subsequent to and including 2010 for U.S. Federal, state and local tax audits remain open to examination by the taxing authorities. The Company is not currently undergoing any such audits.

(10) Employee Benefit Plans

The Company participates in a defined benefit noncontributory retirement plan (Sumitomo Mitsui Banking Corporation Retirement Plan) and a defined contribution plan (Sumitomo Mitsui Banking Corporation 401(k) Plan) sponsored by its Parent, SMBC. The plans cover all eligible local employees. The retirement plan costs are allocated to the Company based on actuarial computations. No separate determination has been made of the actuarial present value of accumulated benefits and the retirement plan's assets as they relate to the employees of the Company. Participants in the 401(k) plan may contribute amounts up to 50% of their eligible compensation, subject to certain limitations. The Company will match 401(k) contributions in an amount equal to the lesser of 100% of the first 3% contributed by the participant or 3% of total eligible compensation. Company matching contributions gradually vest over the first five years of service.

(11) Receivable from and Payable to Brokers, Dealers, and Clearing Organizations

Amounts receivable from brokers, dealers, and clearing organizations at December 31, 2013 consist of the following:

	Receivable	Payable
Clearing organizations	$ 12,088,047	—
Trades pending settlement, net	43,294	—
Total	$ 12,131,341	—

The Company clears its customer transactions through another broker-dealer on a fully disclosed basis. The amount receivable from broker, dealers and clearing organizations relates to the aforementioned transactions.

Net receivable for trades pending settlement represents the contract price of securities to be delivered or received by the Company. Should a counterparty fail to deliver securities pending settlement to the Company, the Company may be required to purchase identical securities on the open market. The value of such securities at December 31, 2013 approximates the amounts owed. Trades pending settlement at December 31, 2013 were settled without a material effect on the Company's statement of financial condition.

(12) Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2013, and through February 21, 2014. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized.

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Rule 17a-5

The Board of Directors
SMBC Nikko Securities America, Inc.:

In planning and performing our audit of the financial statements of SMBC Nikko Securities America, Inc. (the Company) (an indirect wholly owned subsidiary of Sumitomo Mitsui Banking Corporation), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulation Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 21, 2014